Rolls-Royce

Rolls-Royce Group plc
PO Box 31, Derby DE24 8BJ, England
Telephone: +44 (0) 1332 242424
Fax: +44 (0) 1332 249936
www.rolls-royce.com

07028904

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 19 2007
WASH. D.C.
185

10 December 2007

Re: Information for Rolls-Royce Group plc, No. 82-34721

Dear Sirs:

The information listed below is enclosed and is being provided in compliance with Rule 12g3-2(b).

4 Schedule 10 – 3 Notifications of Major Interests in Shares
7 Notifications of Directors Interests
2 Total Voting Rights notifications

PROCESSED
JAN 07 2008
THOMSON
FINANCIAL

If you have any questions, please contact me at 011-44-1332 -245-878.

Yours faithfully
For Rolls-Royce Group plc

pp. John Warren
Deputy Company Secretary

1/3/08

Regulatory Announcement

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	16:00 06-Dec-07
Number	PRNUK-0612

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: Rolls-Royce Group Plc

2. Reason for notification (yes/no)

An acquisition or disposal of voting rights Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):______________

3. Full name of person(s) subject to the notification obligation: Legal & General Group Plc (L&G)

4. Full name of shareholder(s) (if different from 3.): Legal & General Assurance (Pensions Management) Limited (PMC)

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 03/12/07

6. Date on which issuer notified: 05/12/07

7. Threshold(s) that is/are crossed or reached: From 4% - 5% (L&G)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	Resulting situation after the triggering transaction

Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
		Direct	Direct	Indirect	Direct	Indirect

Ord GBP 0.20	84,289,384	84,289,384	91,853,382	91,853,382	5.04

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
91,853,382	5.04

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group) (100,295,769 - 5.51% = Total Position)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) (100,295,769 - 5.51% = Total Position)

Legal & General Investment Management Limited (Indirect) (LGIM) (100,295,769 - 5.51% = Total Position)

Legal & General Group Plc (Direct) (L&G) (91,853,382 - 5.04% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (66,951,114-3.67%=PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance (Pensions Management) Limited (PMC)) (66,951,114-3.67%=PMC)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: Notification using the total voting rights figure of 1,819,836,688

14. Contact name: Helen Lewis (LGIM)

15. Contact telephone number: 020 3124 3851

2

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	16:00 26-Nov-07
Number	PRNUK-2611

TR-1[i]: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached[ii]: Rolls-Royce plc

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights X

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights
Other (please specify):______________________________

3. Full name of person(s) subject to the notification obligation[iii]: Aviva plc & its subsidiaries

4. Full name of shareholder(s) (if different from 3.)[iv]:

Registered Holder:

BNY Norwich Union Nominees Limited 11,456,

BT Globenet Nominees Limited 22,

Chase GA Group Nominees Limited 32,934,

Chase Nominees Limited 2,276,

CUIM Nominee Limited 9,602,

Vidacos Nominees Limited 70,

* denotes direct interest

5. Date of the transaction (and date on which the threshold is crossed or reached if different)[v]: 22 November 2007

6. Date on which issuer notified: 26 November 2007

7. Threshold(s) that is/are crossed or reached: 2% to 3% Change at Direct Intere level

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction [vi]		Resulting situation after the triggering transaction[vii]				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting r	
			Direct	Direct x	Indirect xi	Direct	Ind
Ordinary Shares GB0032836487	Below 3%	Below 3% 3%	56,362,195	56,362,195	Not disclosable	3.10%	Not dis

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
		N/A		

Total (A+B)

Number of voting rights	% of voting rights
56,362,195	3.10%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

See Section 4

Proxy Voting:

10. Name of the proxy holder: See Section 4

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information: Figures are based on a total number of voting rights of 1,819,809,751.

14. Contact name: Neil Whittaker

15. Contact telephone number: 01603 684420

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	16:00 22-Oct-07
Number	PRNUK-2210

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: Rolls-Royce Group Plc

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights X

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):______________________________

3. Full name of person(s) subject to the notification obligation: Lehman Brothers International (Europe)

4. Full name of shareholder(s) (if different from 3.): N/a

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 18/10/2007

6. Date on which issuer notified: 22/10/2007

7. Threshold(s) that is/are crossed or reached: 3 %

8. Notified details: N/a

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights viii	Number of shares Direct	Number of voting rights ix Direct x	Indirect xi	% of voting rights Direct	Indirect

GB0032836487 56,064,843 56,064,843 Below 3% Below 3% N/a Below3% N/a

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/a				

Total (A+B)

Number of voting rights	% of voting rights
Below 3%	Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

N/a

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information:

14. Contact name: Jane Regan

15. Contact telephone number: 020 7102 2083

Annex Notification Of Major Interests In Shares xvi

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)	Lehman Brothers International (Europe)
Contact address (registered office for legal entities)	25 Bank Street, London E14 5LE
Phone number	020 7102 1000
Other useful information (at least legal representative for legal persons)	Position_disclosures@lehman.com

B: Identity of the notifier, if applicable xvii

Full name

Contact address

•Phone number

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)

C: Additional information

N/a

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	10:05 17-Oct-07
Number	PRNUK-1710

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: Rolls-Royce Group Plc

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights X

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):____

3. Full name of person(s) subject to the notification obligation: Lehman Brothers International (Europe)

4. Full name of shareholder(s) (if different from 3.): N/a

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 12/10/2007

6. Date on which issuer notified: 16/10/2007

7. Threshold(s) that is/are crossed or reached: 3 %

8. Notified details: N/a

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights viii	Number of shares Direct	Number of voting rights ix Direct x	Indirect xi	% of voting rights Direct	Indirect

GB0032836487	N/a	N/a	80,136,767	80,136,767	N/a	4.4%	N/a

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/a				

Total (A+B)

Number of voting rights	% of voting rights
80,136,767	4.4%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

N/a

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information:

14. Contact name: Jane Regan

15. Contact telephone number: 020 7102 2083

Annex Notification Of Major Interests In Shares xvi

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)	Lehman Brothers International (Europe)
Contact address (registered office for legal entities)	25 Bank Street, London E14 5LE
Phone number	020 7102 1000
Other useful information (at least legal representative for legal persons)	Position_disclosures@lehman.com

B: Identity of the notifier, if applicable xvii

Full name

Contact address

Phone number

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)

C: Additional information

N/a

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:00 07-Dec-07
Number	PRNUK-0712

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.2 R.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DTR 3.1.2 R

(i) only

(ii) a disclosure made in accordance with LR 9.8.6R(1) or

(iii) a disclosure made in accordance with section 793 of the Companies Act 2006

3. Name of person discharging managerial responsibilities/ director

Iain Conn

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/a

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

In 3 above

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

Iain Conn

8 State the nature of the transaction

Market purchase

9. Number of shares, debentures or financial instruments relating to shares acquired

186

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

529p

14. Date and place of transaction

7 December 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

8,386

16. Date issuer informed of transaction

7 December 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Mark Alflatt 020 7227 9164

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 7 December 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.2 R.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DTR 3.1.2 R

(i) only

(ii) a disclosure made in accordance with LR 9.8.6R(1) or

(iii) a disclosure made in accordance with section 793 of the Companies Act 2006

3. Name of person discharging managerial responsibilities/ director

John Rishton

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/a

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

John Rishton

8 State the nature of the transaction

Market purchase

9. Number of shares, debentures or

10. Percentage of issued class acquired

financial instruments relating to shares acquired

(treasury shares of that class should not be taken into account when calculating percentage)

73

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

529p

14. Date and place of transaction

7 December 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

519

16. Date issuer informed of transaction

7 December 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Mark Alflatt 020 7227 9164

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 7 December 2007

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:00 30-Nov-07
Number	PRNUK-3011

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii) BOTH

3. Name of person discharging managerial responsibilities/ director

JAMES GUYETTE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders

8 State the nature of the transaction

(s) and, if more than one, the number of shares held by each of them

MARKET SALE

JAMES GUYETTE

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

93,284

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

518.50

14. Date and place of transaction

29 November 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

255,152

16. Date issuer informed of transaction

30 November 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Mark Alflatt 020 7227 9164

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 30 November 2007

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	14:30 16-Nov-07
Number	PRNUK-1611

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii) BOTH

3. Name of person discharging managerial responsibilities/ director

SIR JOHN ROSE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NON-BENEFICIAL

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders

8 State the nature of the transaction

(s) and, if more than one, the number of shares held by each of them

MARKET SALE

JAMES FURBER, LADY EMMA FELICITY ROSE AND SIR JOHN ROSE

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

50,000

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

551.06

14. Date and place of transaction

15 NOVEMBER 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

0

16. Date issuer informed of transaction

16 NOVEMBER 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

The shares were held non-beneficially by James Furber, Lady Emma Felicity Rose and Sir John Rose as trustees of The Rose Family Charitable Trust registered charity no.1118554.

24. Name of contact and telephone number for queries

Mark Alflatt 020 7227 9164

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 16 November 2007

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	14:32 16-Nov-07
Number	PRNUK-1611

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii) BOTH

3. Name of person discharging managerial responsibilities/ director

SIR JOHN ROSE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders

8 State the nature of the transaction

(s) and, if more than one, the number of shares held by each of them

SIR JOHN ROSE 703,587

SIR JOHN ROSE - CJVR 178

LADY ROSE 116,579

EXERCISE OF AN OPTION UNDER THE ROLLS-ROYCE 1999 EXECUTIVE SHARE OPTION PLAN

1,018,519 @ 216p date of grant 26.3.2001

9. Number of shares, debentures or financial instruments relating to shares acquired

1,018,519

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

1,018,519

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

551.06

14. Date and place of transaction

15 November 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

820,344 shares are held in own name and connected persons

A further 94,860 shares are held in trust under deferred share plans and share incentive plans

16. Date issuer informed of transaction

16 November 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Mark Alflatt 020 7227 9164

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 16 November 2007

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:00 15-Nov-07
Number	PRNUK-1511

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

   ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (i) ONLY

   (iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/ director

   DR MICHAEL LLOYD

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

BARCLAYS STOCKBROKERS

8 State the nature of the transaction

MARKET SALE

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

100,000

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

546.5p

14. Date and place of transaction

14 NOVEMBER 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

55,258

16. Date issuer informed of transaction

15 NOVEMBER 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

MARK ALFLATT 020 7227 9164

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 15 November 2007

Regulatory Announcement

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:01 07-Nov-07
Number	PRNUK-0711

STOCK EXCHANGE ANNOUNCEMENT

Rolls-Royce Group plc (theCompany) announces the purchase on 7th November 2007 of 26,729 ordinary shares in the Company by Computershare Trustees Limited (the Trustee) at a price of 526.5 pence per share for the purpose of satisfying the purchase of ordinary shares by eligible employees (including executive directors) under the Rolls-Royce SharePurchase Plan (the Plan) for the current month. The Plan has been approved by the Inland Revenue as a share incentive plan under Schedule 8 to the Finance Act 2000.

Following the transaction the Trustee will hold 7,904,137 ordinary shares, all of which are held on behalf of eligible employees pursuant to the terms of the Plan.

The numbers of ordinary shares purchased on this date on behalf of the executive directors were as follows:

Sir John Rose 24

A B Shilston 24

CP Smith 24

M J Terrett 24

The numbers of ordinary shares purchased on this date on behalf of persons discharging managerial responsibility were as follows:

C E Blundell 24

M Lloyd 24

Company notified 7th November 2007

Dated 7th November 2007

For further information please contact John Warren, Deputy Company Secretary, Rolls-Royce Group plc, tel. no. 01332 245878

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:00 07-Nov-07
Number	PRNUK-0711

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

   ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii) BOTH

   (iii) BOTH

3. Name of person discharging managerial responsibilities/ director

   IAIN CONN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   IAIN CONN

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders

8 State the nature of the transaction

(s) and, if more than one, the number of shares held by each of them

MARKET PURCHASE

IAIN CONN

9. Number of shares, debentures or financial instruments relating to shares acquired

188

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

522p

14. Date and place of transaction

7th November 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

8,200

16. Date issuer informed of transaction

7th November 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Mark Alflatt - 0207 227 9164

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN -DEPUTY COMPANY SECRETARY

Date of notification 7th November 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required

by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii) BOTH

(iii) BOTH

3. Name of person discharging managerial responsibilities/ director

JOHN RISHTON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

JOHN RISHTON

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

JOHN RISHTON

8 State the nature of the transaction

MARKET PURCHASE

9. Number of shares, debentures or financial instruments relating to shares acquired

74

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

522p

14. Date and place of transaction

7th November 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

446

16. Date issuer informed of transaction

7th November 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Mark Alflatt - 0207 227 9164

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN -DEPUTY COMPANY SECRETARY

Date of notification 7th November 2007

END

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Regulatory Announcement

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Total Voting Rights
Released	10:12 30-Nov-07
Number	PRNUK-3011

Rolls-Royce Group plc ('the Company')

30 November 2007

Voting Rights and Capital

In accordance with DTR 5.6.1 of the FSA's Disclosure Rules and Transparency Rules (DTR), the Company is required to notify the market of its total number of voting rights and capital as at the above date.

The issued share capital of the Company is comprised of the following:-

1,819,836,688 ordinary shares of 20p each with voting rights

15,858,712,652 non-cumulative redeemable convertible preference shares of 0.1p each (B Shares) with no voting rights except at any general meeting at which a resolution to wind up the Company is to be considered in which case the holders of B Shares shall have the right to attend the general meeting and shall be entitled to speak and vote only on such resolution.

None of the ordinary shares or B Shares are held in Treasury. Therefore the total number of voting rights in the Company is 1,819,836,688.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Name of contact and telephone number for queries:

John Warren, Deputy Company Secretary: 01332 245878

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Total Voting Rights
Released	16:00 01-Nov-07
Number	PRNUK-0111

Rolls-Royce Group plc ('the Company')

1 November 2007

Voting Rights and Capital

In accordance with DTR 5.6.1 of the FSA's Disclosure Rules and Transparency Rules (DTR), the Company is required to notify the market of its total number of voting rights and capital as at the above date.

The issued share capital of the Company is comprised of the following:-

1,819,809,751 ordinary shares of 20p each with voting rights

15,858,712,652 non-cumulative redeemable convertible preference shares of 0.1p each (B Shares) with no voting rights except at any general meeting at which a resolution to wind up the Company is to be considered in which case the holders of B Shares shall have the right to attend the general meeting and shall be entitled to speak and vote only on such resolution.

None of the ordinary shares or B Shares are held in Treasury. Therefore the total number of voting rights in the Company is 1,819,809,751.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Name of contact and telephone number for queries:

John Warren, Deputy Company Secretary: 01332 245878

END

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END